SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29445; 812-13770]

Highland Capital Management, L.P. and Highland Funds I; Notice of Application

September 27, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and

materially amend subadvisory agreements without shareholder approval and would grant relief

from certain disclosure requirements.

Applicants: Highland Capital Management, L.P. (the "Adviser") and Highland Funds I (the

"Trust" and collectively, "Applicants").

Filing Dates: The application was filed on May 7, 2010, and amended on September 10, 2010,

September 24, 2010, and September 27, 2010.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on October 25, 2010, and

should be accompanied by proof of service on the applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants: The Trust and the Adviser, NexBank Tower, 13455

Noel Road, Suite 800, Dallas, TX 75240.

For Further Information Contact: Jean E. Minarick, Senior Counsel, at (202) 551-6811, or Julia

Kim Gilmer, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of

Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   The Trust, a Delaware statutory trust, is registered under the Act as an open-end

management investment company and currently offers three series (each a "Series" and together

with the Trust, the "Funds"), each of which has its own distinct investment objectives, policies

and restrictions. [1] The Adviser is registered as an investment adviser under the Investment

Advisers Act of 1940 ("Advisers Act") and serves as the investment adviser to each Series

pursuant to a separate investment advisory agreement (each an "Investment Advisory

---

[1] Applicants also request relief with respect to future Series and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (collectively, the "Adviser") or its successors; (b) uses the multi-manager structure described in the application; and (c) complies with the terms and conditions of this application (together with any Fund that currently uses Sub-Advisers (as defined below), each a "Subadvised Fund" and collectively, the "Subadvised Funds"). The only existing registered open-end management investment company that currently intends to rely on the requested order is named as an applicant. For purposes of the requested order, "successor" is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization. If the name of any Subadvised Fund contains the name of a Sub-Adviser (as defined below), the name of the Adviser, or a trademark or trade name that is owned by the Adviser, will precede the name of the Sub-Adviser.

Agreement" and collectively, the "Investment Advisory Agreements") with each Series. Each

Investment Advisory Agreement was approved by the Trust's board of trustees (the "Board"),

including a majority of the trustees who are not "interested persons," as defined in section

2(a)(19) of the Act, of the Trust or the Adviser ("Independent Trustees") and by the shareholders

of the Series in the manner required by sections 15(a) and 15(c) of the Act and rule 18f-2 under

the Act.

      2.   Under the terms of the Investment Advisory Agreement, the Adviser, subject to the

oversight of the Board, furnishes a continuous investment program for each Series. The Adviser

periodically reviews investment policies and strategies of each Series and based on the need of a

particular Series may recommend changes to the investment policies and strategies of the Series

for consideration by its Board. For its services to each Series, the Adviser receives an

investment advisory fee from that Series as specified in the applicable Investment Advisory

Agreement based on the average daily managed assets of that Series. The terms of the

Investment Advisory Agreement also permit the Adviser, subject to the approval of the relevant

Board, including a majority of the Independent Trustees, and the shareholders of the applicable

Series (if required by applicable law), to delegate portfolio management responsibilities of all or

a portion of the Series to one or more subadvisers ("Sub-Advisers"). The Adviser has entered

into subadvisory agreements ("Sub-Advisory Agreements") with various Sub-Advisers to

provide investment advisory services to various Subadvised Funds.[2] Each Sub-Adviser is, and

each future Sub-Adviser will be, an investment adviser as defined in section 2(a)(20) of the Act

---

[2] The Adviser has entered into a Sub-Advisory Agreement with JS Asset Management, LLC. The Adviser has also entered into a Sub-Advisory Agreement with an affiliated Sub-Adviser, Cummings Bay Capital Management, L.P. ("Cummings Bay"), to serve as Sub-Adviser to the Highland Long/Short Equity Healthcare Fund, a Series of the Trust. The requested relief will not extend to Cummings Bay or any other Affiliated Sub-Adviser, as defined below.

as well as registered with the Commission as an "investment adviser" under the Advisers Act. The Adviser evaluates, allocate assets to and oversees the Sub-Advisers, and makes recommendations about their hiring, termination and replacement to the relevant Board, at all times subject to the authority of the relevant Board. The Adviser will compensate each Sub-Adviser out of the fee paid to the Adviser under the Investment Advisory Agreement, or the Subadvised Fund will be responsible for paying subadvisory fees to the Sub-Adviser.

3.   Applicants request an order to permit the Adviser, subject to Board approval, to select certain Sub-Advisers to manage all or a portion of the assets of a Series pursuant to a Sub-Advisory Agreement and materially amend Sub-Advisory Agreements without obtaining shareholder approval. The requested relief will not extend to any Sub-Adviser that is an affiliated person, as defined in section 2(a)(3) of the Act, of a Subadvised Fund or the Adviser, other than by reason of serving as a Sub-Adviser to one or more of the Subadvised Funds ("Affiliated Sub-Adviser").

4.   Applicants also request an order exempting the Subadvised Funds from certain disclosure provisions described below that may require the Applicants to disclose fees paid by the Adviser or a Subadvised Fund to each Sub-Adviser. Applicants seek an order to permit each Subadvised Fund to disclose (as a dollar amount and a percentage of each Subadvised Fund's net assets) only: (a) the aggregate fees paid to the Adviser and any Affiliated Sub-Advisers; and (b) the aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers (collectively, the "Aggregate Fee Disclosure"). A Subadvised Fund that employs an Affiliated Sub-Adviser will provide separate disclosure of any fees paid to the Affiliated Sub-Adviser.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person

to act as an investment adviser to a registered investment company except pursuant to a written

contract that has been approved by the vote of a majority of the company's outstanding voting

securities. Rule 18f-2 under the Act provides that each series or class of stock in a series

investment company affected by a matter must approve that matter if the Act requires

shareholder approval.

2.   Form N-1A is the registration statement used by open-end investment companies.

Item 19(a)(3) of Form N-1A requires disclosure of the method and amount of the investment

adviser's compensation.

3.   Rule 20a-1 under the Act requires proxies solicited with respect to an investment

company to comply with Schedule 14A under the Securities Exchange Act of 1934 ("1934

Act"). Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together,

require a proxy statement for a shareholder meeting at which the advisory contract will be voted

upon to include the "rate of compensation of the investment adviser," the "aggregate amount of

the investment adviser's fees," a description of the "terms of the contract to be acted upon," and,

if a change in the advisory fee is proposed, the existing and proposed fees and the difference

between the two fees.

4.   Regulation S-X sets forth the requirements for financial statements required to be

included as part of a registered investment company's registration statement and shareholder

reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a

registered investment company to include in its financial statement information about the

investment advisory fees.

5.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief meets this standard for the reasons discussed below.

6.   Applicants assert that the shareholders expect the Adviser, subject to the review and approval of the Board, to select the Sub-Advisers who are best suited to achieve the Subadvised Fund's investment objective. Applicants assert that, from the perspective of the shareholder, the role of the Sub-Adviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. Applicants state that requiring shareholder approval of each Subadvisory Agreement would impose unnecessary delays and expenses on the Subadvised Funds, and enable the Subadvised Fund to act more quickly when the Board and the Adviser believe that a change would benefit a Subadvised Fund and its shareholders. Applicants note that the Investment Advisory Agreement and any Sub-Advisory Agreement with an Affiliated Sub-Adviser (if any) will continue to be subject to the shareholder approval requirements of section 15(a) of the Act and rule 18f-2 under the Act.

7.   Applicants assert that the requested disclosure relief would benefit shareholders of the Subadvised Funds because it would improve the Adviser's ability to negotiate the fees paid to Sub-Advisers. Applicants state that the Adviser may be able to negotiate rates that are below a Sub-Adviser's "posted" amounts, if the Adviser is not required to disclose the Sub-Advisers' fees to the public. Applicants submit that the requested relief will allow encourage Sub-Advisers

to negotiate lower subadvisory fees with the Adviser if the lower fees are not required to be made public.

<u>Applicants' Conditions</u>:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Before a Subadvised Fund may rely on the order requested herein, the operation of the Subadvised Fund in the manner described in this application will be approved by a majority of the Subadvised Fund's outstanding voting securities as defined in the Act or, in the case of a Subadvised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Subadvised Fund's shares are offered to the public.

2.   The prospectus for each Subadvised Fund will disclose the existence, substance, and effect of any order granted pursuant to the application. In addition, each Subadvised Fund will hold itself out to the public as employing a multi-manager structure as described in the application. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

3.   Within 90 days of the hiring of a new Sub-Adviser, shareholders of the relevant Subadvised Fund will be furnished all information about the new Sub-Adviser that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in disclosure caused by the addition of the new Sub-Adviser. To meet this obligation, each Subadvised Fund will provide its shareholders, within 90 days of the hiring of a new Sub-Adviser, an information statement

meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act, except as modified by the order to permit Aggregate Fee Disclosure.

4.   The Adviser will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Subadvised Fund.

5.   At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.   Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

7.   Whenever a Sub-Adviser change is proposed for a Subadvised Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the change is in the best interests of the Subadvised Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

8.   Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

9.   The Adviser will provide general management services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund's assets and, subject to review and approval of the Board, will: (a) set the Subadvised Fund's overall investment strategies; (b) evaluate, select and recommend Sub-Advisers to manage all or a portion of the Subadvised Fund's assets; (c) allocate and, when

appropriate, reallocate the Subadvised Fund's assets among Sub-Advisers; (d) monitor and evaluate the Sub-Advisers' performance; and (e) implement procedures reasonably designed to ensure that Sub-Advisers comply with the Subadvised Fund's investment objective, policies and restrictions.

10.   No trustee or officer of a Subadvised Fund or director or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by or is under common control with the Adviser; or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by or is under common control with a Sub-Adviser.

11.   Each Subadvised Fund will disclose in its registration statement the Aggregate Fee Disclosure.

12.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

13.   The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

14.   For Subadvised Funds that pay fees to a Sub-Adviser directly from Fund assets, any changes to a Sub-Advisory Agreement that would result in an increase in the total

management and advisory fees payable by a Subadvised Fund will be required to be approved by

the shareholders of the Subadvised Fund.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary